Exhibit 99.1

Therapix Biosciences Reports Third Quarter 2017 Financial Results and Provides Business Update

- Conference Call and Webcast Today at 8:30 a.m. EDT / 5:30 a.m. PDT -

TEL AVIV, Israel, November 9, 2017 /PRNewswire/ -- Therapix Biosciences Ltd. (Nasdaq: TRPX), a specialty clinical-stage pharmaceutical company specializing in the development of cannabinoid-based treatments, today reported financial results for the three and nine months ended September 30, 2017. The Company will host a conference call and webcast today to discuss the financial results and to provide an update on current developments with respect to its clinical programs.

Financial Summary – Third quarter 2017 vs. third quarter 2016 (Note: The functional currency of the Company is New Israeli Shekel; for presentation purposes, the financial data herein is presented in USD):

●	Net loss of $1.03 million, or $0.30 per ADS, for the three months ended September 30, 2017, compared to a net loss of $0.54 million, or $0.57 per ADS, for the three months ended September 30, 2016. For the nine months ended September 30, 2017, net loss of $3.53 million, or $1.31 per ADS, compared to a net loss of $1.58 million, or $1.73 per ADS, for the comparable period in 2016. The third quarter 2017 net loss included $80,000 of income due to exchange rate differences on balances of cash and cash equivalents (classified as finance income), versus $10,000 of expenses incurred during the corresponding period in 2016.

●	Research and development ("R&D") expenses amounted to $0.34 million for the three months ended September 30, 2017, compared to approximately $0.22 million for the three months ended September 30, 2016. For the nine months ended September 30, 2017, R&D expenses amounted to $1.03 million, compared to $0.59 million for the comparable period in 2016. The increase in R&D expenses for the third quarter 2017 resulted primarily from higher expenses in connection with the clinical trials, which was partially offset by a decrease in chemistry and formulation studies.

●	General and administrative expenses (“G&A”) amounted to $0.77 million for the three months ended September 30, 2017, compared to $0.34 million for the three months ended September 30, 2016. The increase resulted primarily from a rise in salaries and benefits, investor relations and business development activities, as well as professional and directors’ fees. These increases were the result of an increase in the number of employees and professional contractors, as well as costs associated with becoming a publicly traded company on NASDAQ.

●	Cash totaled $10.7 million as of September 30, 2017, compared to $11.8 million as of June 30, 2017. The decrease in cash primarily resulted from increased R&D and G&A expenses as detailed above. The Company currently believes that its cash balance will be sufficient to maintain its current operations into the third quarter of 2018.

Business update and developments in the Company’s clinical R&D programs:

Tourette Syndrome (TS):

●	The Phase IIa clinical study for THX-110 in TS at Yale University (n=18) is ongoing and 17 patients have been enrolled to date. The final patient is currently projected to be enrolled later this month.

●	The Phase IIb, placebo-controlled 13-week clinical trial for THX-110 in TS is anticipated to be conducted exclusively at the Hannover Medical School in Germany and the Company currently anticipates submitting the Investigational Medicinal Product Dossier (“IMPD”) for this trial by the end of 2017.

●	Therapix has entered into an exclusive agreement with Catalent Pharma Solutions for the formulation, development and clinical manufacturing of THX-110.

Obstructive Sleep Apnea (OSA):

●	Within the framework of Therapix's “Entourage Effect” program, the Company has initiated a Phase IIa, sponsor-initiated trial for the treatment of OSA using the Company's proprietary cannabinoid-based technology, THX-110, at Assuta Medical Center in Israel.

●	In November, Therapix entered into a product development agreement with Cure Pharmaceuticals (NASDAQ: CURR), (“Cure”). The joint effort will attempt to formulate a proprietary cannabinoid-based product based on Cure’s patented, multilayer oral thin film (OTF), CureFilm™, for the treatment of a wide range of sleep disorders. This agreement is an extension of the recently announced partnership between Therapix, Cure and Israel’s Assuta Medical Centers, Ltd. to develop first-in-class therapeutic products in the fields of personalized medicine and cannabinoids.

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Mild Cognitive Impairment (“MCI”):

●	The Company has completed the development of a formulation of sublingual administration of THC with expected enhanced bioavailability for its ultra-low-dose formulation of THC (THX-130). The Company is continuing work on a nasal delivery formulation.

●	Institutional Review Board (“IRB”) approval for the Pharmacokinetics (PK) study, which is currently projected to be initiated in the first quarter of 2018, has been received.

●	In a pre-clinical study, proprietary ultra-low-dose THC treatment significantly reversed age-related cognitive impairment in old mice (p≤0.01). These data were presented at the International Association for Cannabinoid Medicines' (IACM) 9th Conference on Cannabinoids in Medicine.

●	In the anticipated proof-of-concept study in MCI, the Company expects to evaluate cognition in Traumatic Brain Injury (“TBI”) patients who are generally symptomatic with significant cognitive dysfunction. The primary endpoint is expected to measure the cognitive functions post injury. The Company is about to initiate a similar pre-clinical study in small animals.

Antimicrobial:

●	In October 2017, Therapix, in collaboration with the Weizmann Institute of Science and the Tel Aviv Sourasky Medical Center, initiated non-clinical studies of THX-150, a pharmaceutical composition of dronabinol (synthetic ∆9-tetrahydracannabinol) and/or palmitoylethanolamide (PEA), to evaluate its efficacy along with a selected antibacterial agent that the Company believes may possess synergies.

Pain:

●	The Company is currently evaluating several possible internal initiatives and collaborations with external entities with the aim of developing cannabinoid-based therapeutics and treatments of the management of chronic pain.

Conference Call & Webcast:

Thursday, November 09, 2017, 8:30 am Eastern Time / 5:30 am Pacific Time

Participant Dial-In Numbers:

Toll-Free:	+1-877-870-4263
Toll/International:	+1-412-317-0790
Webcast:	https://www.webcaster4.com/Webcast/Page/1726/23160

Replay, available until Nov. 16, 2017

Replay Dial-In Numbers:

Toll-Free:	+1-877-344-7529
Toll/International:	+1-412-317-0088
Passcode:	10113655

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Table 1: Balance Sheet [based on an effective exchange rate of 3.529 NIS/USD for September 30, 2017]:

	USD in Thousands
	December 31,	September 30,
	2016	2017
	Audited	Unaudited
ASSETS
CURRENT ASSETS:
Cash	$676	$10,735
Restricted cash	11	35
Accounts receivable	117	188
Subtotal, current assets	804	10,958

NON-CURRENT ASSETS:
Prepaid public offering costs	430	-
Property	11	31
Subtotal, non-current assets	441	31
TOTAL ASSETS	$1,245	$10,989

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$590	$546
Other accounts payable	82	151
Subtotal, current liabilities	672	697

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital	$1,088	$3,709
Share premium	26,612	36,447
Share-based payment transactions	4,443	4,610
Foreign currency translation reserve	316	944
Transactions with noncontrolling interests	261	261
Accumulated deficit	(32,147)	(35,679)
Total equity	573	10,292
TOTAL LIABILITIES AND EQUITY	$1,245	$10,989

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Table 2: Profit or Loss [based on an effective exchange rate of 3.563 NIS/USD for the quarter ended September 30, 2017]:

	USD in thousands
	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017
	Unaudited

Research and development expenses, net	$219	$338	$595	$1,033
General and administrative expenses	340	774	975	2,150
Subtotal	559	1,112	1,570	3,183
Other income	(33)	-	(7)	-
Operating loss	526	1,112	1,563	3,183
Finance income	-	(80)	(1)	-
Finance expenses	10	-	16	349
Loss	$536	$1,032	$1,578	$3,532
Attributable to:
Equity holders of the Company	536	1,032	1,564	3,532
Non-controlling interests	-	-	14	-
	$536	$1,032	$1,578	$3,532

Basic and diluted loss per ADS attributable to equity holders of the Company	$0.57	$0.30	$1.73	$1.31

Table 3: Comprehensive Income [based on an effective exchange rate of 3.563 NIS/USD for the quarter ended September 30, 2017]:

	USD in thousands
	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017
	Unaudited
Net loss	$(536)	$(1,032)	$(1,578)	$(3,532)

Other comprehensive income to be reclassified to profit or loss in subsequent periods Adjustments arising from translating financial statements from functional currency to presentation currency	(17)	(116)	(33)	628
Total other comprehensive income (loss)	(17)	(116)	(33)	628
Total comprehensive loss	(553)	(1,148)	(1,611)	(2,904)
Attributable to:
Equity holders of the Company	(553)	(1,148)	(1,597)	(2,904)
Non-controlling interests	-	-	(14)	-
TOTAL	$(553)	$(1,148)	$(1,611)	$(2,904)

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Table 4: Cash Flows [based on an effective exchange rate of 3.563 NIS/USD for the quarter ended September 30, 2017]:

	USD in thousands
	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2017	2016	2017
Cash flows from operating activities:
Net loss	$(536)	$(1,032)	$(1,578)	$(3,532)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	1	2	4	4
Share-based payment expense	(229)	32	(21)	167
Finance expenses, net	(17)	(83)	(22)	363
Gain from sale of investments in investees	(33)	-	(33)	-
	(278)	(49)	(72)	534
Working capital adjustments:
decrease (increase) in accounts receivable	22	52	15	(58)
increase in prepaid public offering costs	(155)		(155)
Increase (decrease) in trade payables	253	30	293	(106)
Increase (decrease) in other accounts payable	3	25	41	58
	123	107	194	(106)
Net cash used in operating activities	(691)	(974)	(1,456)	(3,104)

Cash flows from investing activities:
Increase in restricted cash	-	(22)	-	(22)
Purchase of equipment	(1)	(15)	(5)	(22)
Net cash provided by (used in) investing activities	(1)	(37)	(5)	(44)

Cash flows from financing activities:
Proceeds from issuance of share capital and share options (net of issuance expenses)	1,106	-	1,106	12,900
Net cash provided by financing activities	1,106	-	1,106	12,900

Exchange rate differences on cash and cash equivalents in foreign currency	17	82	17	(364)
Translation differences on cash and cash equivalents	25	(120)	44	671
Increase (decrease) in cash	456	(1,049)	(294)	10,059
Cash at the beginning of the period	823	11,784	1,573	676
Cash at the end of the period	$1,279	$10,735	$1,279	$10,735

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	USD in Thousands
	Three months ended September 30,		Nine months ended September 30,
	2016	2017	2016	2017
(a)
Proceeds from sale of an investment in previously consolidated subsidiary:

The subsidiary' assets and liabilities at date of sale:

Non-current liabilities	(204)	-	(204)	-
Non-controlling interests	171	-	171	-
Gain (loss) from sale of subsidiary	33	-	33	-

(b)
Significant non-cash transactions:
Unpaid issuance costs	155	-	155	-

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Table 5: Changes in Equity [based on an effective exchange rate of 3.529 NIS/USD for September 30, 2017]:

	Attributable to equity holders of the Company
	Issued Capital	Share premium	Share-based payment transactions	Foreign currency translation reserve	Transactions with non- controlling interests	Accumulated deficit	Total
	Unaudited
	USD in thousands

Balance at January 1, 2017	$1,088	$26,612	$4,443	$316	$261	$(32,147)	$573
Loss	-	-	-	-	-	(636)	$(636)
Total other comprehensive loss	-	-	-	315	-	-	315
Total comprehensive loss	-	-	-	315	-	(636)	(321)
Issuance of shares	2,287	8,493	-	-	-	-	10,780
Share-based payment	-	-	64	-	-	-	64
Balance at March 31, 2017	$3,375	$35,105	$4,507	$631	$261	$(32,783)	$11,096
Loss						(1,864)	(1,864)
Total other comprehensive loss				429			429
Total comprehensive loss	-	-	-	429	-	(1,864)	(1,435)
Issuance of shares	334	1,342	-	-	-	-	1,676
Share-based payment	-	-	71	-	-	-	71
Balance at June 30, 2017	$3,709	$36,447	$4,578	$1,060	$261	$(34,647)	$11,408
Loss	-	-	-	-	-	(1,032)	(1,032)
Total other comprehensive loss	-	-	-	(116)	-	-	(116)
Total comprehensive loss	-	-	-	(116)	-	(1,032)	(1,148)
Share-based payment	-	-	32	-	-	-	32
Balance at June 30, 2017	$3,709	$36,447	$4,610	$944	$261	$(35,679)	$10,292

Table 6: R&D and G&A Detail [based on an effective exchange rate of 3.563 NIS/USD for the quarter ended September 30, 2017]:

	USD in Thousands
	Three months ended September 30,		Nine months ended September 30,
	2016	2017	2016	2017
Research and Development Expenses:
Clinical studies	$-	$150	$46	$407
R&A and preclinical studies	30	39	110	197
General expenses	11	14	26	121
Salaries and benefits	53	59	145	197
Stock based compention	21	8	84	32
Regulatory and other expenses	-	30	20	41
Chemistry & formulation studies	104	38	164	38
Subtotal, R&D expenses	219	338	595	1,033

General and Administative Expenses:
Investor relations and buisness development	$69	$206	$188	$730
Professional & directors fees	98	215	249	487
Salaries and benefits	64	232	233	567
Rent and office maintenance	66	98	145	231
Stock based compensation	43	23	160	135
Subtotal, G&A expenses	340	774	975	2,150
TOTAL	$559	$1,112	$1,570	$3,183

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About Therapix Biosciences Ltd.:

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on repurposing an FDA approved synthetic cannabinoid (dronabinol): THX-110 and THX-120 for the treatment of Tourette syndrome (TS) and Obstructive Sleep Apnea (OSA); THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); and THX-150 for the treatment of infectious diseases. Please visit our website for more information at www.therapixbio.com.

About TXH-110 (Previously referred to as THX-TS01 and THX-OSA01):

THX-110 is a combination drug candidate for the treatment of Tourette syndrome and Obstructive Sleep Apnea. It is based on two components: (1) dronabinol (an FDA approved synthetic analog of ∆9-tetrahydracannabinol, or “THC”), which is the psychoactive molecule in the cannabis plant, and (2) palmitoylethanolamide ("PEA"), which is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are proteins that regulate the expression of genes. The combination of THC and PEA may induce a reaction known as the "entourage effect." The basic tenet of the entourage effect is that cannabinoids work together, or possess synergy, and affect the body in a mechanism similar to the body's own endocannabinoid system, which is a group of molecules and receptors in the brain that mediates the psychoactive effects of cannabis. This entourage effect may account for the pharmacological actions of PEA. Based on an activity enhancement of other physiological compounds, PEA may indirectly stimulate the cannabinoid receptors by potentiating their affinity for a receptor or by inhibiting their metabolic degradation, and by doing so, may increase the uptake of cannabinoid compounds, such as THC. Thus, it is speculated that the presence of the PEA molecule could increase the efficacy of orally administered THC, while reducing the required dosage and decreasing associated deleterious adverse events.

About TXH-120:

THX-120, a first-in-class, proprietary investigational drug candidate for the treatment of Tourette syndrome. THX-120 contains the two active ingredients, THC and PEA in a single pill.

About THX-130 (Previously referred to as THX-ULD01):

THX-130 is a proprietary, new, ultra-low dose formulation of dronabinol, which is intended to provide a treatment for Mild Cognitive Impairment (MCI). TXH-130 is being developed to be delivered either by sublingual or nasal administration. Recent pre-clinical animal studies have found that an ultra-low dose of THC could potentially protect the brain from long-term cognitive impairment, which may be caused by lack of oxygen supply, seizures or use of drugs. Certain pre-clinical studies also suggest that ultra-low doses of THC cause animals to improve performance in behavioral tests that measure learning and memory.

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About THX-150:

THX-150 is a drug candidate intended for the treatment of infectious diseases. It consists of dronabinol and/or palmitoylethanolamide (PEA) and selected antibacterial agent and possesses antimicrobial synergy potential.

About Tourette Syndrome:

Tourette syndrome is a neuropsychiatric disorder, characterized by physical (motor) tics and vocal (phonic) tics. Motor or phonic tics are sudden, brief, intermittent, involuntary or semi-voluntary movements or sounds, respectively. They typically consist of brief, coordinated, repetitive movements, gestures, or utterances that mimic fragments of normal behavior. The tics associated with Tourette syndrome can have significant effects on the academic and social development of children as well as affecting their overall self-esteem and mental health. Although the majority of children experience a decrease in their tics during adolescence, the worst symptoms are usually experienced by adults with intractable Tourette syndrome.

About Obstructive Sleep Apnea:

According to the Mayo Clinic, obstructive sleep apnea, or OCA, is a potentially serious sleep disorder. It causes breathing to repeatedly stop and start during sleep. There are several types of sleep apnea, but the most common is obstructive sleep apnea. This type of apnea occurs when your throat muscles intermittently relax and block your airway during sleep. A noticeable sign of obstructive sleep apnea is snoring. OSA affects 29.4 million American men and women, which represents 12 percent of the U.S. adult population, according to The American Academy of Sleep Medicine (AASM) and Frost & Sullivan.

About Mild Cognitive Impairment:

Mild cognitive impairment ("MCI") is an intermediate stage between the expected cognitive decline of normal aging and the more-serious decline of dementia. It can involve problems with memory, language, thinking and judgment that are greater than normal age-related changes. MCI causes cognitive changes that are serious enough to be noticed by the individuals experiencing them, or to other people, but the changes are not severe enough to interfere with daily life or independent function. People with MCI, especially those involving memory problems, are more likely to develop Alzheimer's disease or other dementias than people without MCI. MCI is a widespread condition that increases with age at a rate of 10% among 70–79-year-olds and 25% among 80–89-year-olds. There is currently no FDA approved treatment for MCI.

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About Antimicrobial Resistance:

According to the World Health Organization, antimicrobial resistance, classified as a 'serious threat', occurs when microorganisms are exposed to antimicrobial drugs. As a result, medicines become ineffective and infections persist, increasing the risk of spread. New resistance mechanisms are emerging globally, threatening the ability to treat common infectious diseases. Without effective antimicrobials for prevention and treatment of infections, medical procedures such as organ transplantation, cancer chemotherapy, diabetes management and major surgery are jeopardized. Antimicrobial resistance increases the cost of healthcare with lengthier stays in hospitals and more intensive care required.

According to the U.S. Centers for Disease Control and Prevention in conjunction with research conducted at Tufts University, antibiotic-resistant infections add considerable and avoidable costs to the already overburdened U.S. healthcare system. In most cases, antibiotic-resistant infections require prolonged and/or costlier treatments, extend hospital stays, necessitate additional doctor visits and healthcare use, and result in greater disability and death compared with infections that are easily treatable with antibiotics.

Forward-Looking Statements:

This press release contains forward-looking statements about the Company's expectations, beliefs, and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. Such forward-looking statements used in this press release include, among other things, references to the clinical and commercial potential of the Company’s product candidates. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others, our ability to raise the additional funding needed to continue to pursue our business and product development plans, the inherent uncertainties associated with developing new products or technologies, our ability to obtain regulatory approval for our product candidates, our ability to commercialize our product candidates, competition in the industry in which we operate and overall market conditions. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Therapix Biosciences Ltd.'s annual report on Form 20-F dated May 1, 2017 filed with the SEC, which is available on the SEC's website, www.sec.gov.

For further information:

Investor Contact:

Josh Blacher, CFO, Therapix Biosciences, josh@therapixbio.com

Therapix Biosciences Ltd.

For further information: +972-3-616-7055

Media Contact:

Susan Forman, DGI

+1-212-825-3210

SOURCE: Therapix Biosciences Ltd.

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